Exhibit 3(i)5

CERTIFICATE OF DESIGNATIONS

OF THE

SERIES M PREFERRED STOCK

OF

REGEN BIOPHARMA, INC.

(“CORPORATION”)

(PURSUANT TO NRS 78.1955)

Section 1. Designation and Amount.

The shares of this series of preferred stock will be designated as Series M Preferred Stock (the “Series M Preferred”) which series shall consist of Three Hundred Million (300,000,000) shares having a par value of $.0001 per share.

Section 2. Voting Rights.

(a) Voting. With respect to each matter submitted to a vote of stockholders of the Corporation, each holder of Series M Preferred Stock shall be entitled to cast that number of votes which is equivalent to the number of shares of Series M Preferred Stock owned by such holder times one (1).

(b) Class Vote. Except as otherwise required by law, holders of Common Stock, other series of Preferred issued by the Corporation, and Series M Preferred Stock shall vote as a single class on all matters submitted to the stockholders.

Section 3. Dividends.

The holders of Series M Preferred Stock shall be entitled receive dividends, when, as and if declared by the Board of Directors in accordance with Nevada Law, in its discretion, from funds legally available therefore.

Section 4. Rights on Liquidation.

On any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series M Preferred Stock shall receive, out of assets legally available for distribution to the Corporation’s stockholders, a ratable share in the assets of the Corporation.